SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Niku Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

654113109

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital II, L.P. (“VC II”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
5,546,528 shares, except that Vector Capital Partners II, L.L.C. (“VCP II”), the general partner of VC II, may be deemed to have sole power to vote these shares, and Alexander R. Slusky (“Slusky”), and Val E. Vaden (“Vaden”), the sole managing members of VCP II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
5,546,528 shares, except that VCP II, the general partner of VC II, may be deemed to have sole power to dispose of these shares, and Slusky, and Vaden, the sole managing members of VCP II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,546,528

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Entrepreneur Fund II, L.P. (“VEF II”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
216,563 shares, except that VCP II, the general partner of VEF II, may be deemed to have sole power to vote these shares, and Slusky and Vaden, the sole managing members of VCP II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
216,563 shares, except that VCP II, the general partner of VEF II, may be deemed to have sole power to dispose of these shares, and Slusky, and Vaden, the sole managing members of VCP II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,563

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Member Fund II, L.P. (“VMF II”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
683,105 shares, except that VCP II, the general partner of VMF II, may be deemed to have sole power to vote these shares, and Slusky and Vaden, the sole managing members of VCP II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
683,105 shares, except that VCP II, the general partner of VMF II, may be deemed to have sole power to dispose of these shares, and Slusky, and Vaden, the sole managing members of VCP II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 683,105

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Partners II, L.L.C. (“VCP II”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
6,446,196 shares, of which 5,546,528 are directly owned by VC II, 216,563 are directly owned by VEF II, and 683,105 are directly owned by VMF II.  Slusky and Vaden are the sole managing members of VCP II, the general partner of VC II, VEF II and VMF II, and may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
6,446,196 shares, of which 5,546,528 are directly owned by VC II, 216,563 are directly owned by VEF II, and 683,105 are directly owned by VMF II. Slusky and Vaden are the sole managing members of VCP II, the general partner of VC II, VEF II and VMF II, and may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,446,196

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander R. Slusky (“Slusky”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
6,446,196 shares, of which 5,546,528 are directly owned by VC II, 216,563 are directly owned by VEF II, and 683,105 are directly owned by VMF II.  Slusky is a managing member of VCP II, the general partner of VC II, VEF II and VMF II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
6,446,196 shares, of which 5,546,528 are directly owned by VC II, 216,563 are directly owned by VEF II, and 683,105 are directly owned by VMF II.  Slusky is a managing member of VCP II, the general partner of VC II, VEF II and VMF II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,446,196

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Val E. Vaden (“Vaden”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
6,446,196 shares, of which 5,546,528 are directly owned by VC II, 216,563 are directly owned by VEF II, and 683,105 are directly owned by VMF II. Vaden is a managing member of VCP II, the general partner of VC II, VEF II and VMF II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
6,446,196 shares, of which 5,546,528 are directly owned by VC II, 216,563 are directly owned by VEF II, and 683,105 are directly owned by VMF II. Vaden is a managing member of VCP II, the general partner of VC II, VEF II and VMF II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,446,196

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Niku Corporation
	(b)	Address of Issuer's Principal Executive Offices 350 Convention Way Redwood City, CA 94063

Item 2.
(a)

Name of Person Filing

This Statement is filed by Vector Capital II, L.P., a Delaware limited partnership (“VC II”), Vector Entrepreneur Fund II, L.P., a Delaware limited partnership (“VEF II”), Vector Member Fund II, L.P., a Delaware limited partnership (“VMF II”), Vector Capital Partners II, L.L.C., a Delaware limited liability company (“VCP II”) and the general partner of VC II, VEF II and VMF II, Alexander R. Slusky (“Slusky”) and Val E. Vaden (“Vaden”) the managing members of VCP II. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

VCP II, the general partner of VC II, VEF II and VMF II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by VC II, VEF II and VMF II. Slusky and Vaden are the sole managing members of VCP II and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by VC II, VEF II and VMF.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

Vector Capital

456 Montgomery St., 19th Floor
San Francisco, CA 94104

	(c)	Citizenship VC II, VEF II and VMF II are Delaware limited partnerships. VCP II is a Delaware limited liability company. Slusky and Vaden are U.S. citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 654113109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of VC II, VEF II and VMF II and the limited liability company agreement of VCP II, the general and limited partners, or managing members of each of such entities, as the case may be, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002

Vector Capital II, L.P., a Delaware Limited Partnership

By:	/s/ Val E. Vaden
Val E. Vaden
Authorized Signatory

Vector Entrepreneur Fund II, L.P., a Delaware Limited Partnership

By:	/s/ Val E. Vaden
Val E. Vaden
Authorized Signatory

Vector Member Fund II, L.P., a Delaware Limited Partnership

By:	/s/ Val E. Vaden
Val E. Vaden
Authorized Signatory

Vector Capital Partners II, L.L.C., a Delaware Limited Liability Company

By:	/s/ Val E. Vaden
Val E. Vaden
Authorized Signatory

Alexander R. Slusky

By:	/s/ Alexander R. Slusky
Alexander R. Slusky

Val E. Vaden

By:	/s/ Val E. Vaden
Val E. Vaden

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Niku Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 13, 2002

Vector Capital II, L.P., a Delaware Limited Partnership

By:	/s/ Val E. Vaden
Val E. Vaden
Authorized Signatory

Vector Entrepreneur Fund II, L.P., a Delaware Limited Partnership

By:	/s/ Val E. Vaden
Val E. Vaden
Authorized Signatory

Vector Member Fund II, L.P., a Delaware Limited Partnership

By:	/s/ Val E. Vaden
Val E. Vaden
Authorized Signatory

Vector Capital Partners II, L.L.C., a Delaware Limited Liability Company

By:	/s/ Val E. Vaden
Val E. Vaden
Authorized Signatory

Alexander R. Slusky

By:	/s/ Alexander R. Slusky
Alexander R. Slusky

Val E. Vaden

By:	/s/ Val E. Vaden
Val E. Vaden